

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4561

June 10, 2009

Don Early
Chairman of the Board and
Chief Executive Officer
QC Holdings, Inc.
9401 Indian Creek Parkway, Suite 1500
Overland Park, KS 66210

> **Re: QC Holdings, Inc.**
> **Form 10-K**
> **Filed March 13, 2009**
> **Form 10-K/A**
> **Filed June 4, 2009**
> **File No. 000-50840**

Dear Mr. Early:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Kathryn McHale
Attorney-Adviser

cc: By fax (816) 221-1018
       Catherine E.K. Wood
       Gilmore & Bell, PC